                                                                    EXHIBIT (20)



                               2nd QUARTER REPORT
                         Period Ended December 31, 1994


FELLOW SHAREHOLDERS:

We are disappointed with our second quarter results, which were adversely affected by lower prices, mix and production, as well as higher promotion and new product introduction expenses. However, these results were favorably influenced by better manufacturing costs and significantly improved results from our Industrial Products Group.

          We are focusing our management effort on getting the new Shafter, California plant into production in the March quarter and increasing the sales of our patented new enhanced High Definition(R) and Raised Profile(TM) Prestique(R) shingles. We believe the actions we are taking should enable us to achieve an improvement in earnings in our new fiscal year which begins
July 1, 1995.

OPERATING HIGHLIGHTS

Income from continuing operations and net income were $1,167,000, or $.13 per share, on sales of $35,973,000 for the fiscal 1995 second quarter ending December 31, 1994. Results did not match the second quarter last year when income from continuing operations was $2,833,000 or $.32 per share, and net income was $2,338,000, or $.26 per share, including a loss of $495,000 or $.06 per share, from discontinued operations. Fiscal 1994 second-quarter sales were $36,968,000.

          For the first half ending December 31, 1994, income from continuing operations and net income were $4,323,000, or $.49 per share, on sales of $74,450,000. In the first half of last year, income from continuing operations was $7,199,000, or $.81 per share, and net income was $7,078,000, or $.79 per share. Net income in the year-ago half included a loss from discontinued operations of $789,000, or $.09 per share, and a gain of $668,000, or $.07 per share, for the cumulative effect of a change in accounting for income taxes, in accordance with the Statement of Accounting Standards No.109, Accounting for Income Taxes. Sales were $79,814,000 in the first half of last year.

FINANCIAL POSITION

Elcor maintained its strong financial position with $88 million in equity and only $2.5 million in long-term debt, as of December 31, 1994. Long-term debt is provided under Elcor's $50 million unsecured three-year revolving credit facility, which is available to provide additional financial resources.

OPERATIONS
ROOFING PRODUCTS' second quarter sales and operating income were lower than the year-ago quarter primarily as a result of lower prices and higher promotional expenses for introducing Elk's patented new enhanced High Definition and Raised Profile Prestique product lines. The new product lines are being well received in the markets, and shipments were higher than last year's second quarter. In fact, shipments of Elk Prestique shingles rose in all regions of the country except for the West where demand in California was sharply lower. Industry shipments of laminated shingles in California during the September 1994 quarter fell 18% from the prior year quarter. For the nine months ending September 1994, industry shipments to California were down 10% from the same period last year. Although the California economy has been slow, it is generally believed that sharply lower demand for roofing resulted from a lack of rain, especially in Southern California. In areas where rainfall is sparse, homeowners may not become aware of roofing deterioration until heavy rainfalls occur and leaking water creates interior damage. The record rainfall throughout the state of California during the first half of January is expected to significantly stimulate replacement roofing demand in the year ahead.

         Elk's major new laminated fiberglass asphalt roofing plant in Shafter, California is nearly complete. Functional checkout of the various plant systems is underway, with initial production and qualification of products expected during mid-February to mid-March. Product shipments are expected to begin in the late March to early April time frame. The recent torrential rains and other factors have delayed the plant's start-up by about a month.

         The new Shafter, California plant is well positioned to supply the anticipated increased demand resulting from the state's recent record rainfall. The new plant will produce Elk's patented new enhanced High Definition and Raised Profile Prestique premium laminated fiberglass asphalt shingles, which will be introduced into the Western United States when Shafter begins shipments this spring.

          Elk's new $30 million nonwoven fiberglass mat plant at its Ennis,
Texas   facility is proceeding on schedule with start-up operations expected in the spring of 1996.

         On December 6, 1994, the United States Patent and Trademark Office issued to our wholly owned subsidiary, Elk Corporation of Dallas ("Elk"), United States Patent No. 5,369,929, a utility patent covering the High Definition and Raised Profile Prestique premium laminated fiberglass asphalt shingles made and sold by Elk subsidiaries. This is the second patent issued to Elk covering aspects of these novel product lines. The new patent is a continuation-in-part of U.S. Design Patent No. 344,144 issued to Elk in February 1994. Following the award of the new utility patent, Elk sued GAF Building Materials Corporation ("GAF") and Building Materials Corporation of America in Dallas for infringement of this patent.

         Furthermore, the Elk design patent has also been the subject of infringement litigation in federal court in both Newark, New Jersey and Dallas, Texas. Each case centers around the alleged infringement of the Elk design patent by the Timberline(R) Natural Shadow(TM) and Timberline(R) Ultra(R) Natural Shadow(TM) shingles produced by GAF. GAF has counterclaimed seeking to invalidate the 344,144 Design Patent and seeking damages. We believe GAF's counterclaims lack merit.

                        CONDENSED RESULTS OF OPERATIONS


(Unaudited, $ in thousands except per share data)

                                           Second Quarter     Six Months Ended      Trailing Twelve
                                            Three Months         December 31,        Months Ended
                                         Ended December 31,                           December 31
                                          1994      1993      1994      1993       1994       1993
                                         -------   -------   -------   -------   --------   --------
SALES..................................  $35,973   $36,968   $74,450   $79,814   $151,667   $161,280

COSTS AND EXPENSES:
  Cost of sales........................   26,960    26,051    54,529    56,276    105,812    112,343
  Selling, general & administrative....    7,116     6,526    13,045    12,212     25,769     23,845
  Interest and dividend income, net....      (51)     (109)     (154)     (213)      (345)       184
                                         -------   -------   -------   -------   --------   --------
Total Costs and Expenses...............   34,025    32,468    67,420    68,275    131,236    136,372
                                         -------   -------   -------   -------   --------   --------
INCOME BEFORE CONTINUING OPERATIONS
  BEFORE INCOME TAXES..................    1,948     4,500     7,030    11,539     20,431     24,908
Provision for income taxes.............      781     1,667     2,707     4,340      7,736      9,474
                                         -------   -------   -------   -------   --------   --------
INCOME FROM CONTINUING OPERATIONS......    1,167     2,833     4,323     7,199     12,695     15,434
                                         -------   -------   -------   -------   --------   --------
DISCONTINUED OPERATIONS:
  Operating loss, net of tax...........        0      (495)        0      (789)      (623)    (1,014)
  Loss on disposal, net of tax.........        0         0         0         0        (82)         0
                                         -------   -------   -------   -------   --------   --------
LOSS FROM DISCONTINUED OPERATIONS......        0      (495)        0      (789)      (705)    (1,014)
                                         -------   -------   -------   -------   --------   --------
INCOME BEFORE CHANGE IN ACCOUNTING.....    1,167     2,338     4,323     6,410     11,990     14,420
Cumulative effect of change in
  accounting for income taxes..........        0         0         0       668          0        668
                                         -------   -------   -------   -------   --------   --------
NET INCOME.............................  $ 1,167   $ 2,338   $ 4,323   $ 7,078   $ 11,990   $ 15,088
                                         =======   =======   =======   =======   ========   ========
INCOME (LOSS) PER COMMON SHARE:
  From continuing operations...........  $  0.13   $  0.32   $  0.49   $  0.81   $   1.43   $   1.84
  From discontinued operations.........     0.00     (0.06)     0.00     (0.09)     (0.08)     (0.12)
                                         -------   -------   -------   -------   --------   --------
Before change in accounting............     0.13      0.26      0.49      0.72       1.35       1.72
Cumulative effect of change in
  accounting for income taxes..........     0.00      0.00      0.00      0.07       0.00       0.08
                                         -------   -------   -------   -------   --------   --------
NET INCOME PER SHARE...................  $  0.13   $  0.26   $  0.49      0.79   $   1.35   $   1.80
                                         =======   =======   =======   =======   ========   ========
AVERAGE COMMON AND COMMON EQUIVALENT
  SHARES OUTSTANDING...................    8,849     8,899     8,887     8,916      8,907      8,377
                                         =======   =======   =======   =======   ========   ========

                       CONDENSED STATEMENT OF CASH FLOWS


(Unaudited, $ in thousands)

                                                                        For the Six Months Ended
                                                                              December 31,
                                                                            1994        1993
                                                                          --------     -------
CASH FLOWS FROM:
OPERATING ACTIVITIES
Income from continuing operations.......................................  $  4,323     $ 7,199
Adjustments to income from continuing operations
  Depreciation and amortization.........................................     1,922       2,074
  Deferred income taxes.................................................       291          37
  Changes in assets and liabilities:
  Trade receivables.....................................................    10,376       4,500
  Inventories...........................................................     2,154      (1,037)
  Prepaid expenses and other............................................       (84)          1
  Accounts payable and accrued liabilities..............................    (7,135)       (498)
                                                                          --------     -------
Net cash from continuing operations.....................................    11,847      12,276
                                                                          --------     -------
Net cash from discontinued operations...................................       464         (19)
                                                                          --------     -------
INVESTING ACTIVITIES
  Additions to property, plant & equipment..............................   (16,689)     (6,049)
  Deferred preoperating costs...........................................    (1,980)          0
  Other.................................................................       362        (572)
                                                                          --------     -------
Net cash from investing activities......................................   (18,307)     (6,621)
                                                                          --------     -------
FINANCING ACTIVITIES
  Long-term borrowings..................................................     2,500           0
  Treasury stock transactions and other, net............................      (558)        150
                                                                          --------     -------
Net cash from financing activities......................................     1,942         150
                                                                          --------     -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS....................    (4,054)      5,786

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..........................     5,919      18,516
                                                                          --------     -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..............................  $  1,865     $24,302
                                                                          ========     =======

                            CONDENSED BALANCE SHEET

(Unaudited, $ in thousands)

                                                                              December 31,
                                 ASSETS                                     1994        1993
                                                                          --------     -------
Cash and cash equivalents...............................................  $  1,865     $24,302
Receivables, net........................................................    23,162      21,518
Inventories.............................................................    14,739       9,362
Deferred income taxes...................................................     2,357       1,771
Prepaid expenses and other..............................................     1,851       1,230
Net assets of discontinued operations -- current........................         0       4,968
                                                                          --------     -------
  Total Current Assets..................................................    43,974      63,151

Property, plant and equipment, net......................................    45,545      22,308
Net assets of discontinued operations -- noncurrent.....................     7,225       8,006
Investments.............................................................     4,435           0
Other assets............................................................     5,295       2,760
                                                                          --------     -------
  Total Assets..........................................................  $106,474     $96,225
                                                                          ========     =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued liabilities................................  $ 14,533     $19,249
Current maturities on long-term debt....................................         0           0
                                                                          --------     -------
  Total Current Liabilities.............................................    14,533      19,249

Deferred income taxes...................................................     1,388           0
Long-term debt, net.....................................................     2,500           0
Shareholders' equity....................................................    88,053      76,976
                                                                          --------     -------
  Total Liabilities and Shareholders' Equity............................  $106,474     $96,225
                                                                          ========     =======

Elk plans to continue to vigorously protect its intellectual property rights.

         In November, 1994, the New Jersey Court transferred the New Jersey cases to Dallas, where Elk had already filed suit for infringement of its U.S. Design Patent No. 344,144. On January 13, 1995, the United States Court of Appeals for the Federal Circuit denied a GAF appeal of the New Jersey Court's decisions.

         INDUSTRIAL PRODUCTS continued to achieve substantially improved operating results. This segment increased sales and was profitable in the December quarter. Its Chromium Corporation subsidiary continues to sustain a significant turnaround performance, offsetting lower sales and operating income for Ortloff Engineers, which was affected by lower patent licensing income during the second quarter.

OUTLOOK

At the present time, it appears likely that the delays in the start-up of our new Shafter, California plant, along with lower prices, will result in second-half earnings being more in line with our first-half earnings for fiscal 1995. This could delay a return to higher earnings levels into the first half of our fiscal year 1996.

         We feel very good about Elcor's future and believe that the significant capital investments we are making to increase capacity have the potential to significantly increase earnings in the years ahead.

                                                    /s/ ROY E. CAMPBELL
                                                    Roy E. Campbell
                                                    Chairman and President

                                                    February 3, 1995



                               NEW PRODUCT REPORT


                                [HOUSE PICTURE]


The most recent innovation in design is the new patented Raised Profile(TM) Prestique(R) II premium laminated fiberglass asphalt shingle from Elk. These mid-weight, dimensional shingles, shown here in Hickory color, are gaining rapid acceptance as a preferred alternative to flat-looking commodity single-ply three-tab shingles because they improve the appearance and value of the home.

                            STOCK REPURCHASE PROGRAM

On September 27, 1994, your Board of Directors approved the repurchase of up to $10 million of Elcor common stock from time to time in the open market. If all of the stock were purchased at then current prices on the New York Stock Exchange, about 600,000 shares, or about 7% of our common stock, could be repurchased. The company had 8,793,434 shares outstanding at September 30, 1994.

         In view of Elcor's strong financial position and the price level of our stock, we believe that the repurchase of our own shares represents an attractive investment opportunity for the company. The repurchased shares will be used for general corporate purposes, including employee stock compensation and benefit plans. Elcor began repurchasing its shares during the second quarter.

                                     ELCOR
                                  CORPORATION

                         Wellington Centre, Suite 1000
                              14643 Dallas Parkway
                            Dallas, Texas 75240-8871